February 2, 2010

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Via EDGAR Correspondence

Re:
Green Planet Group Inc. (Formerly EMTA Holdings, Inc.)
Form 10-K for the year ended March 31, 2009 Filed July 17, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 19, 2009
Form 8-K filed on March 16, 2009
Response letter dated January 8, 2010
Response letter dated January 13, 2010
File No. 333-136583

Dear Mr. Hiller:

We have prepared the following responses to the questions below from your letter dated January 27, 2010.  In addition based on our discussion last week, we are including amended Form 10-K/A for the year ended March 31, 2009, and quarterly Form 10-Q/A’s for the periods ended June 30, 2009 and September 30, 2009.

Proposed Amendment to Form 10-K for the Fiscal Year Ended March 31, 2009

Controls and Procedures, page 35

1.
We note in response to our prior comment four you indicate that you did conduct an assessment of your acquired business’s internal control over financial reporting and concluded it was ineffective as of March 31, 2009.  Given this information and in light of the errors identified in your previously issued financial statements, it is unclear to us how your management may conclude that your internal control over financial reporting at a consolidated level was effective as of March 31, 2009. For the same reasons we do not believe your management may conclude your disclosure controls and procedures were effective as of March 31, 2009 as well.  Please reconsider the original conclusions reached by your management on the effectiveness of your internal control over financial reporting and disclosure controls and procedures as of March 31, 2009.

Response 1A. We have changed Item 9A(T), page 35 to 1) describe the issues, 2) disclaim effectiveness of the internal controls over financial reporting at March 31, 2009, 3) exclude the acquired business from the internal control over financial reporting for the period, and 4) describe the subsequent remedial measure that have been taken subsequent to reporting date.

GREEN PLANET GROUP, INC. 7430 E. Butherus Dr., Suite D, Scottsdale, AZ 85260-2400
Phone (480) 222-6222  Fax (480) 222-6225

Mr. Karl Hiller
Branch Chief
February 2, 2010

2.
In your proposed reports for the interim periods ended June 330,2 009 and September 30, 2009, you state that there was no change in your internal control over financial reporting for the three months ended June 30, 2009 and September 30, 2009.  However, your proposed amendment to Form 10-K indicates that “…subsequent to the filing of this Form 10-K, you have fully implemented your system of internal controls….” And in your proposed amendment to Form 10-Q for the interim period ended June 30, 2009 you mentioned that “…during the second quarter, you implemented a new accounting system which allows you to develop better internal controls around issuing purchase orders….” These disclosures appear to indicate that there have been changes in your internal control over financial reporting that occurred during the interim periods ended June 30, 2009 and September 30, 2009.

Please comply with Item 308(c) of Regulation S-K in your proposed amendments to your interim reports, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Please contact us by telephone if you require further clarification or guidance.

Response 2A. For each period June 30, 2009 and September 30, 2009, we have changed Item 4, Controls and Procedures, pages 42 and 45, respectively to 1) describe the issues, 2) disclaim effectiveness of the internal controls over financial reporting at the interim reporting date, and 3) describe the subsequent remedial measure that have been taken subsequent to reporting date.  There were no changes in the Company’s system of internal control during any of the periods.  The reference to a change the system of internal control was in error and was missed in the prior editing, it has been removed. With respect to the March acquisition of assets, by the end of the month, our year end, the subsidiary had completely adopted our system of internal control, so no modifications were necessary.

Form 10-Q for the Interim Period Ended June 30, 2009

Financial Statements

Note 9 – Convertible Debt, page 19

3.
In your response to prior comment 12 you indicate that he terms of the underlying notes state that the conversion option ceases on the maturity date of each note and it is under this basis you have derecognized the portion of the obligation representing the amount that may be settled by the issuance of a variable number of shares of common stock. We presume the conversion option would cease on the maturity date had the note holder not exercised this option and you had paid cash to settle the outstanding obligation by its maturity date.  However, as you have failed to pay the outstanding obligation by its maturity date, it is unclear why you believe the holder no longer may exercise this option as a means of settlement.

Mr. Karl Hiller
Branch Chief
February 2, 2010

Please refer us to the specific section of the note agreement that indicates the conversion option is cancelled on the maturity date even in the event of default.  Absent this explicit term in the agreement, we believe you have not been legally released from this obligation and you should restate your financial statements accordingly.

Further, we note at Section 3.1 of the note agreement that the failure to pay the principal and/or interest when due is defined as an “Event of Default.”  In the event of default you are required to pay the “Default Sum” or “Default Amount” as defined in Section 3.10 of the Agreement.  Please explain why you have not adjusted your obligation amount to recognize the additional amounts due under these circumstances.

Response 3A.  We have reevaluated the treatment of the expiration of the conversion feature (embedded derivative) and have restated the June 30, 2009 and September 30, 2009 interim financial statements in the respective Form 10-Q/A’s.  This had the effect of increasing the debt by $327,050 and $1,025,050 for the respective periods and increasing the loss by the same amount.  While we do not believe that the debt will ultimately be settled for an amount anywhere near the combined face amount of the debt plus the embedded derivative we do not have a quantitative way to estimate the ultimate amount.  By placing the $1,027,050 back in the debt, we do believe that the ultimate settlement will be less than the carrying amount of the debt of $5,054,100, even with any amount that may be required under Section 3.10 of the Default Sum or Default Amount, and we continue to accrue the default interest subsequent to the Maturity Date of each Note.

In the June 30, 2009 and September 30, 2009 Form 10-Q/A’s we have added disclosure about the litigation that we discussed last week.  Based on our evaluation the potential impact on the financial statements is immaterial and therefore has not been mentioned in the financial statements.

We have incorporated the changes to the Form 10-Q/A’s in the related sections of the filings, footnotes and exhibits.

Please note that our auditors have completed their review and we are prepared to file this amendment as soon as the SEC’s review is complete.

If you have any questions please contact me at 480.443.0500, by facsimile at 480.948.9739, email at JMarshall@GreenPlanetGroup.com or mail at the Company address 7430 E. Butherus Dr., Suite D, Scottsdale, AZ 85260.

Respectfully submitted,

James C. Marshall
Chief Financial Officer

Enc:	Form 10-K/A for the year ended March 31, 2009 Form 10-Q/A for the quarter ended June 30, 2009 Form 10-Q/A for the quarter ended September 30, 2009